November 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, DC 20549

Re:	zSpace, Inc. Registration Statement on Form S-1 (File No. 333-280427)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of zSpace, Inc. (the “Registrant”) for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-280427) (as amended, the “Registration Statement”), relating to the public offering of shares of common stock of the Registrant, so that the Registration Statement may be declared effective on November 7, 2024 at 5:00 P.M. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant or its outside counsel, Pryor Cashman LLP, may orally request via telephone call that such Registration Statement be declared effective.

The undersigned, as representative of the several underwriters, confirms that we are aware of our obligations under the Securities Act.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Head of Equity Capital Markets

cc: Jonathan J. Russo, Esq.

Alexandra F. Calcado, Esq.